Mail Stop 4561

December 6, 2006

Mr. Pablo Granifo
Chief Executive Officer
Banco de Chile
Ahumada 251
Santiago, Chile

> **Re:** **Banco de Chile**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 26, 2006**
> **File No. 001-15266**

Dear Mr. Granifo:

We have reviewed your response dated November 6, 2006 and have the following comment.

Form 20-F for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 28 - Differences between Chilean and United States Generally Accepted Accounting Principles

(a) Push Down Accounting and Purchase Accounting, page F-38

1. In future filings please disclose in this footnote or other comprehensive discussion regarding the reorganization and creation of SAOS the following:

    - who the shareholders of SM-Chile are, specifically whether public shareholders of Banco de Chile have an interest in SM-Chile;
    - the SM-Chile shareholders vote on the Banco de Chile shares held by SAOS;
    - the SM-Chile shareholders have the right of first refusal on the Banco de Chile shares held by SAOS in the event of sale of the shares by SAOS; and
    - upon dissolution of SAOS, any remaining assets of SAOS and the Banco de Chile shares held by SAOS will be distributed to SM-Chile shareholders.

    Please provide us with your proposed future disclosure.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief